Exhibit 99.1

CollPlant Biotechnologies Provides Business Updates and First Quarter 2022 Financial Results

●	Co-development of rhCollagen-based dermal and soft tissue filler products with AbbVie is advancing according to plan

●	Launch of large animal study for Company’s 3D bioprinted regenerative breast implant program is on track for Q2 2022

●	Initiate development of a 3D bioprinted tissue model of the human intestine to support drug discovery and personalized medicine for inflammatory bowel diseases in Q3 2022

●	Reports strong balance sheet with cash and cash equivalents of $41M as of March 31, 2022

Rehovot, Israel May 26, 2022 -- CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetic medicine company developing innovative technologies and products for tissue regeneration and organ manufacturing, today announced business updates and financial results for the first quarter ended March 31, 2022.

“CollPlant continues to make important progress executing our internal pipeline and partnered programs, including our strategic agreement with AbbVie to co-develop dermal and soft fillers using our proprietary collagen technology. We believe that the technology being developed by this collaboration could be used in many medical applications, providing CollPlant with a significant potential commercial opportunity,” said Yehiel Tal, CollPlant’s Chief Executive Officer. “We are fortunate to have a strong cash position, along with the potential to achieve meaningful milestone payments, that allows us to pursue our own development programs, including the 3D bioprinted breast implant program, which we expect to initiate a first large animal study this quarter. Additionally, we are gearing up for development initiation of a 3D bioprinted tissue model that emulates the human intestine, in Q3 2022. We believe there is a clear need for a human based in-vitro model to support drug development and personalized medicine applications for inflammatory bowel diseases.”

“We are also exploring potential business development opportunities arising from the recently launched Collink.3D, our collagen-based Bioink platform that enables high fidelity bioprinting of tissues, organs and tissue models,” added Mr. Tal. “We see growing interest in our Bioinks from academic institutions and biopharma companies that are seeking innovative and cost-effective solutions for drug discovery and personalized medicine.”

Recent Corporate Highlights

●	3D Bioprinted Regenerative Breast Implant Program: CollPlant is on track to initiate a large animal study in Q2 2022 for its 3D bioprinted regenerative breast implant program, aiming to address an estimated $2.8B market with approximately 2.2 million procedures performed annually worldwide. The pre-clinical study is designed to evaluate the efficacy of bioprinted breast implants. CollPlant’s regenerative implants are designed to overcome the challenges of existing procedures, which use silicone implants or autologous fat tissue transfer, by slowly degrading over time to be replaced by new, naturally grown breast tissue.

●	Strategic Collaboration Agreement with AbbVie: CollPlant’s exclusive worldwide development and commercialization agreement with AbbVie for dermal and soft tissue fillers continues to advance. Within the framework of this collaboration, CollPlant’s proprietary rhCollagen and AbbVie’s technology are combined to develop products for the medical aesthetic market. In February 2021, CollPlant received an upfront payment of $14 million and has the potential to receive an additional $89 million in milestone and option payments for additional products, which include an injectable breast implant and photocurable dermal filler. According to the agreement, CollPlant will also receive royalties on product sales and will manufacture and sell rhCollagen to AbbVie.

●	Collaboration Agreement with CELLINK: CollPlant signed a collaboration agreement in February 2022 with CELLINK, a leader in 3D bioprinting technologies, under which CELLINK’s high-throughput, multi-material bioprinter is explored for the commercial production of CollPlant’s regenerative breast implants.

●	rhCollagen-based Bioinks: CollPlant recently launched Collink.3D, a collagen-based Bioink platform, designed to support a wide variety of 3D bioprinting applications. Collink.3D is the first of a portfolio of Bioink products and CollPlant intends to release two additional Bioinks in Q4 2022.

First Quarter Financial Results

Cash, cash equivalents and short-term deposits as of March 31, 2022, were $41.1 million.

GAAP revenues for the first quarter of 2022 were $66,000 and included income from sales of the Company’ BioInk and rhCollagen. Revenues decreased by $14.4 million compared to $14.5 million in the first quarter of 2021 which mainly derived from the $14 million upfront payment received from AbbVie.

GAAP cost of revenue for the first quarter of 2022, was $31,000, a decrease of 96% compared to $886,000 in the first quarter of 2021. Cost of revenue includes mainly the cost of the Company’ rhCollagen based products, and royalties to the IIA for our sales. The decrease in cost of revenue in the amount of approximately $855,000 is mainly comprised of: (i) approximately $430,000 in royalty expenses to the IIA in 2021 mainly in relation to the AbbVie Agreement and (ii) approximately $357,000 relating to BioInk, FG, STR and rhCollagen sales.

GAAP gross profit for the first quarter of 2022 was $35,000, compared to gross profit of $13.6 million in the first quarter of 2021.

GAAP operating expenses for the first quarter of 2022 were $3.8 million compared to $3.6 million in the first quarter of 2021. The net increase of $200,000 in expenses is mainly comprised of: (i) an increase of $303,000 in employees’ salaries and share base compensation, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics, (ii) an increase of $293,000 in research and product development activities including process development, offset by (i) a decrease of $250,000 in general and administrative employees salaries and directors fees and insurance policy expenses and, (ii) a decrease of $100,000 IP expenses. On a non-GAAP basis, the operating expenses for the first quarter of 2022 were $3.4 million compared to $3.2 million in the first quarter of 2021. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial expenses, net for the first quarter of 2022 totaled $92,000 compared to financial income net, of $98,000 in the first quarter of 2021. Financial expenses, net is mainly attributed to exchange rate and income interest received from the Company’s short term cash deposit.

GAAP net loss for the first quarter of 2022 was $3.9 million or $0.36 loss per share, compared to a net income of $10.1 million, or $1.2 basic earning per share, for the first quarter of 2021. Non-GAAP net loss for the first quarter of 2022 was $3.5 million or $0.32 loss per share, compared to a net income of $10.5 million, or $1.24 basic earning per share, for the first quarter of 2021.

Cash used in operating activities during the first quarter of 2022, was $3.2 million compared to $11.1 million cash provided by operating activities in the first quarter of 2021. The change is mainly attributed to the $14 million upfront payment received from AbbVie in 2021.

Cash provided by investing activities during the first quarter of 2022, was $30 million compared to $30.2 cash used in first quarter of 2021. The change is mainly attributed to repayment and investment in short term cash deposits.

Cash provided by financing activities during the first quarter of 2022, was $1.5 million compared to cash provided by financing activities of $35.5 million in the first quarter of 2021. The decrease is mainly attributed to the Company’s registered direct offering in February 2021, which resulted in net proceeds of $31.8 million and a decrease of $1.3 million proceeds in exercise of warrants.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

At the beginning of 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market. Later in 2021, CollPlant entered a strategic co-development agreement with 3D Systems for a 3D bioprinted regenerative soft tissue matrix for use in breast reconstruction procedures in combination with an implant.

For more information about CollPlant, visit http://www.collplant.com

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2022 and 2021 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income, net income and basic and diluted net income per share that exclude the effects of non-cash expense for fair market value attributed to change in fair value of financial instruments, share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive income and income per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” later in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial results for the first three months ended March 31, 2022, are presented in accordance with generally accepted accounting principles in the United States of America.

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the impact of the COVID-19 pandemic; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$41,072	$13,148
Short term cash deposits	-	30,151
Restricted deposit	13	13
Trade receivables	-	270
Other accounts receivable and prepaid expenses	263	424
Inventories	1,267	1,081
Total current assets	42,615	45,087
Non-current assets:
Restricted deposit	208	213
Operating lease right-of-use assets	2,867	2,953
Property and equipment, net	2,794	2,728
Intangible assets, net	239	243
Total non-current assets	6,108	6,137
Total assets	$48,723	$51,224

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	March 31, 2022	December 31, 2021
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$1,003	$1,034
Operating lease liabilities	513	519
Deferred revenues	-	32
Accrued liabilities and other	1,096	1,429
Total current liabilities	2,612	3,014
Non-current liabilities:
Operating lease liabilities	2,915	3,089
Total non-current liabilities	2,915	3,089
Total liabilities	5,527	6,103

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of March 31, 2022 and December 31, 2021; issued and outstanding: 11,086,481 and 10,772,024 ordinary shares as of March 31, 2022 and December 31, 2021, respectively	4,831	4,664
Additional paid in capital	115,991	114,223
Currency translation differences	(969)	(969)
Accumulated deficit	(76,657)	(72,797)
Total shareholders’ equity	43,196	45,121
Total liabilities and shareholders’ equity	$48,723	$51,224

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended March 31,
	2022	2021
Revenues	$66	$14,500
Cost of revenues	31	886
Gross Profit	35	13,614

Operating expenses:
Research and development	2,242	1,633
General, administrative and marketing	1,561	1,955
Total operating income (loss)	(3,768)	10,026
Financial income (expenses), net	(92)	98
Net income (loss)	$(3,860)	$10,124
Basic net income (loss) per ordinary share	(0.36)	1.2
Diluted net income (loss) per ordinary share	(0.36)	0.88
Weighted average ordinary shares outstanding used in computation of basic net income (loss) per share	10,783,065	8,413,725
Weighted average ordinary shares outstanding used in computation of diluted net income (loss) per share	10,783,065	11,481,163

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended March 31,
	2022	2021
Cash flows from operating activities:
Income (loss)	$(3,860)	$10,124
Adjustments for:
Depreciation and amortization	240	173
Gains from Short term cash deposits	(36)	(16)
Share-based compensation to employees and consultants	461	485
Exchange differences on cash and cash equivalents	228	68
Financial expenses (income) related to financial instruments		(28)

Changes in operating asset and liability items:
Decrease in trade receivables	270	656
Increase in inventories	(186)	(13)
Decrease (increase) in other receivables	161	(28)
Decrease in operating right of use assets	110	103
Increase (decrease) in trade payables	(31)	96
Decrease in lease liabilities	(204)	(230)
Decrease in accrued liabilities and other payables	(333)	(229)
Decrease in deferred revenues	(32)	(43)
Net cash provided by (used in) operating activities	(3,212)	11,118
Cash flows from investing activities:
Capitalization of intangible assets	(6)	(56)
Purchase of property and equipment	(296)	(123)
Repayment of short term deposits	30,187	-
Investment in short term deposits	-	(30,000)
Net cash provided by (used in) investing activities	29,885	(30,179)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	-	32,743
Exercise of options and warrants into shares	1,474	2,770
Net cash provided by financing activities	1,474	35,513
Increase in cash and cash equivalents and restricted deposits	28,147	16,452
Cash and cash equivalents and restricted deposits at the beginning of the year	13,374	3,526
Exchange differences on cash and cash equivalents and restricted deposits	(228)	(68)
Cash and cash equivalents and restricted deposits at the end of the year	$41,293	$19,910

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended March 31,
	2022	2021
Appendix to the statement of cash flows
A. Supplementary information on investing and financing activities not involving cash flows:

Obtaining right of use assets in exchange for a lease liability	24	105
Classification of issuance costs liability to equity	-	50

B. Reconciliation of Cash, cash equivalents and restricted cash at the end of the year

Cash and cash equivalents	41,072	19,724
Restricted deposits (including long term)	221	186
Total cash and cash equivalents and restricted deposits	$41,293	$19,910

CollPlant Biotechnologies Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Three months ended March 31,
	2022	2021
	USD in thousands

GAAP gross profit	$35	$13,614

GAAP operating costs and expenses:	3,803	3,588

Change of operating lease accounts	94	127
Share-based compensation to employees, directors and consultants	(461)	(485)
Non-GAAP operating costs and expenses:	3,436	3,230

GAAP operating income (loss)	(3,768)	10,026

Non-GAAP operating income (loss)	(3,401)	10,384

GAAP net income (loss)	(3,860)	10,124

Change in fair value of financial instruments	-	(28)
Change of operating lease accounts	(94)	(127)
Share-based compensation to employees, directors and consultants	461	485
Non-GAAP net income (loss)	$(3,493)	$10,454
GAAP Basic net income (loss) per ordinary share	$(0.36)	$1.2
GAAP diluted net income (loss) per ordinary share	(0.36)	0.88
Non-GAAP Basic net income (loss) per ordinary share	$(0.32)	$1.24
Non-GAAP diluted net income (loss) per ordinary share	(0.32)	0.91